Filed Pursuant to Rule 253(g)(2)
File No. 024-11149

RISE COMPANIES CORP.

SUPPLEMENT NO. 7 DATED JULY 17, 2020
TO THE OFFERING CIRCULAR DATED FEBRUARY 28, 2020

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the “Company”, “we”, “our” or “us”), dated January 31, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 28, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the offering price for our common shares throughout the Offering Circular;
•	Update the “Our Solution” section of the Offering Circular; and
•	Provide updated disclosure regarding the Impact of COVID-19 on our business.

Offering Price for Our Common Shares

The following information supersedes and replaces the first paragraph on the cover page of the Offering Circular:

We are offering up to 2,598,884 shares of our Class B Common Stock to the public. Our initial offering commenced on February 1, 2017 and as of January 20, 2020, we had settled approximately 9,237,653 shares of our Class B Common Stock. Effective July 17, 2020, the offering price per share of our Class B Common Stock will be $9.09. Investors will pay the most recent publicly announced offering price as of the date of their subscription.

The following information supersedes and replaces the table on the cover page of the Offering Circular:

	Per Share	Total Minimum		Total Maximum (1)

Public Offering Price (2)	$9.09	1,000,000	(3)	$23,444,567
Underwriting Discounts and Commissions (4)	$—	$—		$—
Proceeds to Us from this Offering to the Public (Before Expenses (5))	$9.09	1,000,000	(3)	$23,444,567
Proceeds to Other Persons	$—	$—		$—

(1)	This is a “best efforts” offering, which means we are only required to use our best efforts to sell the Class B Common Stock offered in this offering.

(2)	The price per share shown was arbitrarily determined by our board of directors and will apply for the duration of this offering.

(3)	We previously exceeded the minimum level of sales.

(4)	Investors will not pay upfront selling commissions in connection with the purchase of our Class B Common Stock.

(5)	All expenses incurred as a result of this offering, which we estimate to be approximately $150,000, will be borne by us. Purchasers of our Class B Common Stock are not directly responsible for costs incurred as a result of this offering.

The following information supersedes and replaces the following risk factors on pages 16 and 17 of the Offering Circular:

This offering and the offerings of our eDirectTM Programs are focused on attracting a large number of investors that plan on making relatively small investments. An inability to attract such investors may have an adverse effect on the success of our and our eDirectTM Programs’ offerings, and we may not raise adequate capital to implement our business strategy.

Our Class B Common Stock and the common shares of our eDirectTM Programs are being offered and sold only to “qualified purchasers” (as defined in Regulation A). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D (which, in the case of natural persons, (A) have an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person, or (B) earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year) and (ii) all other investors so long as their investment in the particular issuer does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our Class B Common Stock and the common shares of our eDirectTM Programs are currently being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our Class B Common Stock or in the common shares of an eDirectTM Program, as applicable, does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Therefore, our target investor base inherently consists of persons that may not have the high net worth or income that investors in traditional initial public offerings have, where the investor base is typically composed of “accredited investors.”

Our reliance on attracting investors that may not meet the net worth or income requirements of “accredited investors” carries certain risks that may not be present in traditional initial public offerings. For example, certain economic, geopolitical and social conditions may influence the investing habits and risk tolerance of these smaller investors to a greater extent than “accredited investors,” which may have an adverse effect on our ability to raise adequate capital to implement our business strategy. Additionally, our focus on investors that plan on making, or are able to make, relatively small investments requires a larger investor base in order to meet our goal of raising approximately $23.3 million in this offering and each eDirectTM Program’s goal of raising $50,000,000 on a rolling 12-month basis in its offering. We may have difficulties in attracting a large investor base, which may have an adverse effect on the success of this offering, the eDirectTM Programs’ offerings, and a larger investor base involves increased transaction costs, which will increase our, our eDirectTM Programs’ expenses. Further, if our eDirectTM Programs are unable to successfully raise capital for their respective business strategies, we will experience a decrease in the fees that we collect from our eDirectTM Programs or from real estate operators that may be borrowers or joint venture partners with our eDirectTM Programs, which would have a negative effect on our growth prospects.

We will continue to be controlled by our executive officers who hold shares of our capital stock, and their interests may conflict with those of our other stockholders.

Upon the completion of this offering (that is, assuming that we are able to raise the balance of the aggregate $23.3 million of Class B Common Stock being offered in this offering), our executive officers who hold shares of our capital stock, one of whom is Benjamin Miller, our Chief Executive Officer, will collectively hold more than fifty percent (50%) of the combined voting power of our capital stock (after giving effect to the voting rights of the holders of preferred stock, voting on an as-converted basis). So long as our executive officers continue to collectively hold, directly or indirectly, shares of capital stock representing more than 50% of the voting power of our capital stock, they will be able to exercise control over all matters requiring stockholder approval, including the election of directors (and therefore our management and policies), amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions. The control exercised by our executive officers may have the effect of delaying or preventing a change in control of our Company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The interests of our executive officers may not always coincide with the interests of other stockholders, and our executive officers may act in a manner that advances their best interests and not necessarily those of our other stockholders.

The following information supersedes and replaces the first paragraph under “Use of Proceeds” on page 32 of the Offering Circular:

We estimate that the net proceeds to us from the sale of Class B Common Stock in this offering will be approximately $23.3 million, based upon (i) prior raises of approximately $7.3 million based on an average offer price of $8.87, (ii) the sale of an additional 1,783,936 shares of Class B Common Stock being offered under this offering circular at an offering price of $9.09 per share and after deducting estimated offering expenses payable by us.

The following information supersedes and replaces “Dilution” on page 34 of the Offering Circular:

If you invest in our Class B Common Stock, your interest will be diluted to the extent of the difference between the offering price per share of our Class B Common Stock and the pro forma net tangible book value per share of our Class B Common Stock immediately after this offering. Dilution results from the fact that the per share offering price of our Class B Common Stock is substantially in excess of the pro forma net tangible book value per share attributable to the existing equity holders. Net tangible book value represents net book equity attributable to equity holders of the Company excluding intangible assets. Note, the net tangible book value does not include any assets or liabilities attributable to consolidated but non-controlling interests (i.e., eDirectTM Programs and Fundrise LP).

Our pro forma net tangible book value per share as of December 31, 2019 was approximately $24.3 million, or approximately $0.71 per share of our Common Stock on a fully diluted basis. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Common Stock outstanding on a fully diluted basis.

The following table illustrates the substantial and immediate dilution per share of Class B Common Stock to a purchaser in this offering, assuming issuance of all 2,598,884 shares of Class B Common Stock in this offering:

On Basis of Full Conversion of Issued Instruments	$23.3 Million Raise (1)
Current price per share	$9.09
Shares issued	2,598,884
Less: estimated offering costs	(150,000)
Net offering proceeds from this offering	23,294,567	(1)
Capital raised in previous offering(s)	$59,700,152	(2)
Net Tangible Book Value Pre-Offering	$24,294,372	(3)
Net Tangible Book Value Post-Offering	$47,588,939	(3)

Shares issued and outstanding pre-offering assuming full conversion	33,990,058	(4)
Post-offering shares issued and outstanding	36,588,942	(4)

Net tangible book value per share prior to offering	$0.71
Increase/(Decrease) per share attributable to new investors	$0.59
Net tangible book value per share after offering	$1.30
Dilution per share to new investors ($)	$7.79
Dilution per share to new investors (%)	85.69%

(1)	814,948 shares have been previously sold in this offering at $8.87 per share for proceeds of approximately $7,228,589; this assumes that the remaining 1,783,936 shares available are all sold at $9.09 for additional approximate proceeds of $16,215,978.

(2)	9,237,653 shares were sold in the prior offering at a weighted average share price of $6.46, totaling approximately $59,700,152.

(3)	Net tangible book value is based on the net tangible equity attributable to equity holders of the Company as of December 31, 2019. In the instance upon dissolution/sale of the Company, the value of assets and liabilities attributable to non-controlling interests would be excluded from the value of the Company. Thus, assets and liabilities attributable to non-controlling interests (i.e., eDirectTM Programs and Fundrise LP) are excluded from the Company’s net tangible book value.

(4)	Assumes conversion of all issued shares of Series A Preferred Stock to Class A Common Stock, and vesting of all issued restricted Class A Common Stock grants.

The following table sets forth, as of June 30, 2020, on the same pro forma basis as above, the number of shares of Class B Common Stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, using the prior offering results, and assuming the remaining 1,783,936 shares being offered pursuant to this Offering Circular are issued at $9.09 per share, before deducting estimated offering expenses payable by us:

	Dates Issued	Issued Shares		Effective Cash Price per Share at Issuance or Potential Conversion
Class A Common Stock	2014-2017	2,887,359		$0.17	(2)
Class F Common Stock	2014	10,000,000		N/A	(3)
Series A Preferred Shares	2014	10,647,531	(1)	$2.19
Series A Preferred Shares (Conversion of convertible notes payable)	2014	1,217,515	(1)	$1.20
Total Common Stock Equivalents, excluding Class B		24,752,405		$1.02

Class B Common Stock, previous offering	2017-2019	9,237,653		$6.46
Class B Common Stock, assuming $23.3 Million raise in this offering	2020	2,598,884		$9.02
Total Class B Common Stock		11,836,537		$7.02	(4)

Total After Inclusion of this Offering		36,588,942		$2.98

(1)	Assumes conversion of all issued shares of Series A Preferred Stock to Class A Common Stock.

(2)	As of June 30, 2020, 2,887,359 shares have been authorized, issued, and exercised, of which 2,377,220 shares have vested, 77,027 remain unvested, 459 options have been exercised, and 432,653 have been forfeited and are available for reissuance under our Stock Plan. 1,912,900 shares were issued for an effective cash price of $0.1105 per share. 174,000 shares were issued for an effective cash price of $0.19 per share. 797,500 were issued for an effective cash price of $0.29 per share. 2,500 shares were issued for an effective cash price of $5.50 per share. 459 options were exercised for $5.50 per share.

(3)	Common shares issued without cash payment includes 10,000,000 Class F shares to the co-founders for the contribution of Fundrise LLC, Popularise LLC, Fundrise Servicing LLC, and other assets of the Company.

(4)	Based on prior offering results where 9,237,653 shares were issued at a weighted average per share price of $6.46; based on 814,948 shares having already been issued pursuant to this Offering Circular for a weighted average per share price of $8.87; and assuming the total remaining 1,783,936 shares being offered pursuant to this Offering Circular are issued at $9.09 per share, the Class B weighted average per share will be $7.02.

The table above does not give effect to shares of our Class A Common Stock that may be issued upon the exercise of options and restricted stock units (RSUs) that we expect to grant under our stock-based compensation plans after the time of this offering. To the extent shares of our Class A Common Stock are issued pursuant to the Company’s 2014 Stock Option and Grant Plan, there will be further dilution to new investors.

Our Solution

The following information supersedes and replaces the “Our Solution” section of the Offering Circular:

Our Solution

We own and operate the Fundrise Platform, a leading online, direct investment technology platform located at www.fundrise.com. We believe technology-powered investment is a more efficient mechanism than the conventional financial system to invest in real estate and other assets. Enabled by our proprietary technology, we aggregate thousands of individuals from across the country to create the scale of an institutional investor without the high fees and overhead typical of the old-fashioned investment business. Individuals can invest through the Fundrise Platform at ultra-low costs for what we believe is a more transparent, web-based experience. Investors use the Fundrise Platform to potentially earn attractive risk-adjusted returns from asset classes that have generally been closed to many investors and only available to high net worth investors and institutions.

Since inception through June 30, 2020, we have originated approximately $1.2 billion in both equity and debt investments deployed across more than approximately $5.1 billion of real estate property, while collecting and processing more than 7.5 million investor dividend distributions and principal repayment transactions since we sponsored our first online investment in 2012. As our business has grown and changed, from offering a platform to facilitate the sponsor of investment, to an active sponsor of specific real estate projects, to the creation and offering of sixteen (16) eREITTM programs, three (3) eFundTM programs, and the Opportunity Fund program (eREITTM programs, eFundTM and Opportunity Fund programs collectively the “Sponsored Programs”) our real estate debt and equity originations over the same period have changed as well. Our originations have increased over the most recent four year period starting December 31, 2016 and ending December 31, 2019 from approximately $204.5 million to $5.1 billion, an impressive 55.6% compounded annual growth rate (CAGR).

We have fully redeemed out of approximately 106 investments across all Sponsored Programs as of June 30, 2020.

As of June 30, 2020 we have yet to generate any profits from our operations and are incurring net losses, and do not expect to generate any profits, if ever, until the Sponsored Programs’ assets under management (AUM) is substantially larger.

Excluding whole loan co-investors and real estate debt and equity originated but not fully drawn down, the average amount invested across both the Sponsored Programs and Project Dependent Notes program as of June 30, 2020 is approximately $7,899 per unique investor; and the average amount invested in the Sponsored Programs was approximately $7,856 per unique investor.

In April 2014, at the time of our Series A financing round, the Company priced its stock in an arms-length transaction at a $2.18 a share, and has since experienced the following comparative growth metrics:

	April 14, 2014	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019	June 30, 2020	YTD Growth	Growth since Series A Financing (April 2014)
Assets Under Management	$665,100	$146,971,876	$250,390,722	$485,517,662	$988,201,522	$1,164,494,508	18%	174,986%
Real Estate Transactions	9	93	143	245	316	325	3%	3,511%
Active Investors on the Fundrise Platform*	478	12,195	25,026	63,271	122,544	147,426	20%	30,742%
Class B Investors*	0	0	3,676	8,229	16,353	19,356	18%	**
Employees	12	43	49	76	110	123	12%	925%

*Active Investors represents the approximate total number of unique investors less the approximate number of investors who were no longer invested in any of the programs as of such date.

**We began offering shares of Class B Common Stock through our internet Public Offering (iPO) in February 2017.

Impact of COVID-19 on our Business

Given that the majority of our income is derived from the fess we receive from the eDirect Programs we have in the past sponsored, and expect in the future to sponsor, the impact of COVID-19 on the eDirect Programs’ business and operations will have a material impact on our business.

For information regarding the potential impact of the COVID-19 pandemic on the various assets held by the eDirect Programs we sponsor, please see the following links for information that was the subject of previous supplements to our Offering Circular:

●	Blog post titled What You Should Expect from Fundrise During the Next Financial Crisis – originally published in October 2017, this blog post has been republished annually and is re-sent to every new investor within 60 days of their first investment

●	Blog post titled Year-end letter to investors – 2019, published January 16, 2020

●	Blog post titled How We’re Navigating the Global Coronavirus Outbreak, originally published March 11, 2020

●	Investor Letter and Fundrise Stress Test, originally published April 3, 2020

●	Investor Letter regarding portfolio performance over the first half of 2020, originally published July 1, 2020

●	Investor Letter providing update on Fundrise during the first half of 2020, originally published July 16, 2020

Beginning in March 2020, as a result of the COVID-19 pandemic, several of our key metrics saw substantial decreases, such as an approximate 70% decrease in new investors in our programs, a sharp decline in origination revenue during Q2 2020, with overall revenue declining approximately 30% from Q1 2020 to Q2 2020. During this time period, in response to these headwinds, the Company took several proactive measures, including 20% voluntary pay cuts by senior executives’ salary in exchange for approximately equivalent equity grants during Q2 2020.  In addition, the Company secured a Payment Protection Program loan of approximately $2.8 million, with approximately100% of the funds being used to cover the salaries of the employees of Rise Companies, and, as a result, during Q2 2020 chose not to reduce team headcount.

However, the Company is encouraged by the performance of its managed assets held by its various sponsored programs, as well as the Company’s ability to maintain growing its business during this time of economic upheaval.  For more information regarding the potential impact of the COVID-19 pandemic on the various assets held by funds sponsored by Rise Companies Corp., please read the stress test communication to investors linked above. The stress test was first published as of April 3, 2020, and, as of the date of this offering circular, actual results of the various funds have exceeded the stress test scenarios presented. However, there can be no guarantee that the conditions created by the ongoing COVID-19 global pandemic, or any other future unforeseen event, will not result in greater stress on the Company or the assets held by its sponsored programs than is demonstrated in the stress test.